Exhibit 99.1

Bona Film Group to Announce First Quarter 2012 Results on May 9, 2012

BEIJING — May 7, 2012 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced that the Company will report its unaudited financial results for first quarter ended March 31, 2012, on Wednesday, May 9, 2012 after market close.

Bona management will hold the earnings conference call at 8:00 p.m. Eastern Time on Wednesday, May 9, 2012 (8:00 a.m. Beijing/Hong Kong Time on Thursday, May 10, 2012). Management will discuss results and highlights of the quarter and answer questions from investors.

The dial-in numbers for the earnings conference call are as follows:

U.S. Toll Free:	+1-855-500-8701
Hong Kong Toll Free:	800-903-737
China, Domestic:	400-120-0654
International:	+65-6723-9385

The conference ID # is 75853350.

A live and archived webcast of the earnings conference call will be available on Bona’s IR website at http://ir.bonafilm.cn/events.cfm.

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates thirteen movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

Contact Us

In China:

Ms. Lei Wang

Bona Film Group Limited

Tel: +86 10-5928-3663-264

Email: ir@bonafilm.cn

Wendy Sun

The Piacente Group, Inc.

Investor Relations

Tel: +86 10-6590-7991

Email: bona@tpg-ir.com

In the U.S.:

The Piacente Group, Inc.
Investor Relations
Brandi Floberg or Lee Roth
Tel: (212) 481-2050
Email: bona@tpg-ir.com

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